October 3, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (732) 362-5005

Mr. Dennis J. Mouras, Chief Executive Officer
CareAdvantage, Inc.
485-C Route 1 South
Iselin, NJ   08830

RE: **CareAdvantage, Inc.**
         File No. 0-26168
         Form 10-KSB for the year ended December 31, 2006
         Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Mouras:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Linda van Doorn
                                Senior Assistant Chief Accountant